Exhibit A

Amendment to Articles of Incorporation of Sino Green Land Corp.

This Amendment of the Articles of Incorporation contains the following amendment to Article 2.1 of the existing Articles of Incorporation effective May 18, 2022.

> Upon the close of business on the Effective Date of this Certificate of Amendment with the Nevada Secretary of State, each 500 shares of the Corporation's Common Stock, $0.001 par value, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one share of Common Stock (the "Reverse Split"); *provided, however*, no fractional shares of Common Stock shall be issued as a result of the Reverse Split. Instead, the Company will issue to the Company's stockholders holding a fractional share of Common Stock one additional share of Common Stock for each fractional share . Each certificate that immediately prior to the Effective Date represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been reclassified and combined pursuant to this Amendment.

The date of the adoption of this Amended Articles of Incorporation is May 18, 2022. This amendment was duly adopted by the shareholders of this Corporation in accordance with NRS 78.385 and 78.390.

By: 邬菊贞

Name: Wo Kuk Ching
Its: President and Director

By: ______________________

Name: Wong Ching Wing, Elise
Its: CFO and Director